PROSPECTUS SUPPLEMENT                     Filed pursuant to Rule 424(b)(3)
To Prospectus dated January 6, 1999       Registration No. 333-68899


                       2,500,000 SHARES OF COMMON STOCK

                         COVER-ALL TECHNOLOGIES INC.
                            _____________________

      This prospectus supplement relates to the resale by Care Corporation Limited ("Care") of up to 2,500,000 shares of our common stock. This prospectus supplement supplements and amends information contained under the captions "Selling Shareholder" and "Plan of Distribution" in the prospectus dated January 6, 1999.

      On September 30, 1998, Care borrowed a total of $560,000 from eight persons and entities. Pursuant to Convertible Promissory Notes issued by Care to each of these persons and entities, the holders of the notes had the right to convert the principal and accrued and unpaid interest thereunder into shares of our common stock, which would be transferred by Care or an affiliate of Care to the holder. The right to convert was available any time beginning December 14, 1998, and continuing through September 30, 2000. The notes each bear interest at 9% per year, require quarterly payments of accrued and unpaid interest, and require payment of the principal balance on September 30, 2000, if not earlier converted. Because each holder had this right to convert its note into shares of our common stock, we stated in the "Selling Shareholder" section of the prospectus that each of the eight persons and entities may become a selling shareholder under the prospectus upon the exercise of the conversion right.

      On December 13, 1999, each of the holders of the notes exercised its right to convert all outstanding principal and accrued interest, a total of $622,161.00, into shares of our common stock. Because all shares of our common stock owned by Care are currently pledged to us, Software Investments Limited ("SIL"), an affiliate of Care, elected, on behalf of Care, to transfer shares it owns of our common stock to the converting noteholders. Accordingly, the converting noteholders will no longer be eligible to receive and thus resell shares of our common stock under this prospectus, as the shares they received were provided by SIL.

      To reflect these transfers and to update the prospectus, this prospectus supplement amends and supplements (1) the Selling Shareholder table under the caption "Selling Shareholder" to reflect these transfers by deleting references to the converting noteholders, and (2) the information contained under the caption "Plan of Distribution" by deleting certain information relating to the converting noteholders.

      This prospectus supplement does not contain complete information about the resale of our common stock by Care. Additional information is contained in the prospectus. We urge investors to read both this prospectus supplement and the prospectus in full.

      CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 9 IN THIS
PROSPECTUS.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this prospectus supplement is February 2, 2000.

                            SELLING SHAREHOLDER

      The following table and related disclosure, which sets forth information about Care, amends and supplements the information contained in the prospectus by (i) deleting references to the converting noteholders, and
(ii) updating and amending the information contained in the prospectus with respect to Care.

                              COMMON                            COMMON
NAME OF                       STOCK OWNED           SHARES      STOCK OWNED
SELLING SHAREHOLDER           PRIOR TO OFFERING     OFFERED     AFTER OFFERING

Care Corporation Limited      2,500,000             2,500,000         0

_____________________

      The Mirror Trust, a Jersey Discretionary Settlement, owns a majority interest in the issued capital of both SIL and Care. The ultimate beneficiaries of the Mirror Trust are the Johnston family interests, one of whom, Mark D. Johnston, is the chairman of the board of directors of the Company. Mr. Johnston is an executive director of Care and SIL. In March 1997, Mark D. Johnston was appointed Chief Financial Officer of the Company on an interim basis and served in such a capacity until January 22, 1998. In November 1999, Mr. Johnston was appointed Chairman of the board of directors and Interim Chief Executive Officer of the Company. Mr. Johnston remained the Chief Executive Officer until December 21, 1999. Mr. Johnston was paid approximately $58,000 for services and expenses in 1999.

      Ian J. Meredith, a director of the Company, is also a director of Care. A company owned by a trust for the benefit of Mr. Meredith's children owns a minority interest in the issued capital of Care. Mr. Meredith has no ownership and exercises no control with respect to such company.

      Earl Gallegos, a director of the Company, is also a principal shareholder of Earl Gallegos Management, LLC, which provides management consulting services to businesses. Earl Gallegos Management, LLC has been a consultant for Care Systems Corporation, a Delaware corporation and a Care affiliate ("CSC"), for the last two years with regard to project management in connection with CSC's contract for technology services to the Bureau of Workers' Compensation for the State of Ohio. Additionally, effective August 1, 1998, Earl Gallegos Management, LLC was requested to provide consulting services for the overall management of CARE Information Services, a division of Care. This engagement ended on February 10, 1999. Separately, pursuant to the Consulting Agreement, dated as of April 29, 1997, between the Company and Earl Gallegos Management, LLC, the Company engaged Mr. Gallegos as a consultant for the 10-month period of March 1997 to January 1998. Under this Consulting Agreement, in March 1997, the Company granted Mr. Gallegos' firm 250,000 options to purchase the Company's common stock at $1.25 per share and granted Mr. Gallegos' firm a bonus of 250,000 options to purchase the Company's common stock at $1.25 per share in March 1997. The Company did not grant Mr. Gallegos' firm any options to purchase the Company's common stock in the 1998 fiscal year. Pursuant to a Consulting Agreement, dated as of October 26, 1998, between the Company and Earl Gallegos Management, LLC, the

Company engaged Earl Gallegos Management, LLC for a one year period to provide project management services for one of the Company's TAS 2000 customers. Pursuant to this Consulting Agreement, the Company paid Mr. Gallegos' firm $1,100 per day plus expenses.



                             PLAN OF DISTRIBUTION

      The following information updates and replaces in its entirety the information contained under the caption "Plan of Distribution" of the prospectus:

      "A selling shareholder may from time to time sell the shares directly or offer the shares through underwriters, dealers or agents. The distribution of securities by a selling shareholder may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary brokers' transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling shareholder in connection with such sales of shares. Sales of the shares may be made pursuant to this prospectus or pursuant to Rule 144 under the Securities Act.

      At the time a particular offer of shares is made by or on behalf of a selling shareholder, to the extent required, a prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for shares purchased from a selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public."